Itaú BBA USA Securities, Inc.

Statement of Financial Condition
Pursuant to Rule 17a-5 of the Securities and
Exchange Act
December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53702

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Itau BBA USA Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

599 Lexington Avenue, 24th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Dukes	(212) 710 6753	matthew.dukes@itau.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

545 NW 26TH STREET – SUITE	MIAMI	FL	33127
(Address)	(City)	(State)	(Zip Code)

	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MATTHEW DUKES , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ITAU BBA USA SECURITIES, INC. , as of 12/31 , 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
EXECUTIVE REPRESENTATIVE

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Itaú BBA USA Securities, Inc.
Index
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Itau BBA USA Securities, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Itau BBA USA Securities, Inc. (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Miami, FL
February 26, 2026

We have served as the Company's auditor since 2008.

Itaú BBA USA Securities, Inc.
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	548,531,279
Restricted cash		4,201,418
Receivables from affiliates		3,004,148
Receivable from clearing organizations		33,197,024
Syndicate fees receivable		1,638,304
Securities failed-to-deliver		10,502,248
Right-of-use asset		18,624,216
Fixed assets and leasehold improvement, at cost, net of accumulated depreciation and amortization of $3,927,825		8,880,313
Deferred tax assets, net		11,489,740
Deferred rent		2,805,979
Prepaid expenses		1,709,137
Other assets		2,757,259
Total assets	$	647,341,065

Liabilities and Stockholder's Equity

Liabilities

Securities failed-to-receive	$	10,502,248
Lease liability		44,849,659
Payables to affiliates		2,691,058
Accounts payable and accrued expenses		34,662,771
Taxes payable		1,755,561
Total liabilities		94,461,297

Stockholder's Equity

Common stock - $0.01 par value, 10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	439,448,577
Retained earnings	113,431,091
Total stockholder's equity	552,879,768
Total liabilities and stockholder's equity $	647,341,065

1. **Organization and Description of the Business**

    Itaú BBA USA Securities, Inc. (the "Company"), a Delaware corporation, is wholly owned by ITB Holding Brasil Participacoes Ltda, (the "Parent"). The ultimate parent entity is Itaú Unibanco Holding S.A. ("Itaú Unibanco"), a publicly owned Brazilian banking corporation. The Company is an investment advisor and a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), is a member of the Securities Investor Protection Corporation ("SIPC"), and is registered with the National Futures Association ("NFA").

    The Company's business activities include investment banking, institutional sales, and trading with respect to U.S. and international securities. The Company clears its U.S. transactions through a third-party clearing broker. International transactions are cleared through two affiliates and another third-party broker dealer.

2. **Summary of Significant Accounting Policies**

    Cash and Restricted Cash
    Cash consists of cash held on deposit at banks. Cash on deposit with financial institutions may, at times, exceed Federal Depository Insurance Corporation limits. Amounts included in restricted cash primarily represent those required to be set aside by contractual agreements associated with the Company's leases at the GM building.

Cash	$	548,531,279
Restricted cash		4,201,418
Total cash and restricted cash	$	552,732,697

    Depreciation and Amortization
    Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the economic useful life of the improvement or the term of the lease.

    Concentrations of Credit Risk
    The Company measures exposure to credit risk associated with its activities on an individual counterparty basis and also regularly monitors concentrations and trends in the portfolio. Credit limits are regularly reviewed in light of changing counterparty and market conditions and are monitored daily. The Company has also established concentration limits on the types and credit quality of assets it accepts as collateral, in order to limit undue concentrations in the event of default. The Company considers credit risk on its receivables each period end based on past events, current conditions, and reasonable and supportable forecasts, and as a result, concluded any expected credit losses are immaterial.

    Income Taxes
    The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Income tax expense is recognized on the periodic change in deferred tax assets and liabilities at the current statutory rates.

A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required if, based on the available evidence, it is more-likely-than-not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed annually by the Company based on the consideration of all available positive and negative evidence using a "more-likely-than-not" standard with respect to whether deferred tax assets will be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, actual earnings, forecasts of future profitability, the duration of statutory carryforward periods, the Company's experience with loss carryforwards not expiring unused and tax planning alternatives. The Company believes there is sufficient positive evidence, along with the current cumulative income position and the forecasts of future profitability that support the decision that a valuation allowance is not required. The Company believes it is more-likely-than-not that it will realize its deferred tax assets.

The Company files a standalone U.S. federal tax return and unitary consolidated state and local tax returns in California, New York State, New York City, Connecticut, and Massachusetts. As a result of filing unitary state and local tax returns, the Company calculates current and deferred taxes using a benefit for loss approach.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 – Income Taxes. Using the guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities.

Stock Based Compensation
Stock-based compensation is measured based on the grant date fair value of the awards. In line with ASC 718 Compensation – Stock Compensation, these stock-based classified awards are recognized as liabilities on the Statement of Financial Condition and are remeasured at the end of each reporting period based on their current market value. All stock-based compensation plans established are by Itaú Unibanco and correspond to awards that will be settled in cash amounts based on the market value of shares of Itaú Unibanco. A description of stock-based compensation arrangements is included in Notes 8 and 9.

Single Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory businesses. The Company has identified its Board of Directors as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether and how to invest the available capital. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The CODM reviews segment performance at the level where they regularly assess financial results based on the Statement of Income.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   **Fixed Assets**

A summary of the components of fixed assets at December 31, 2025 is as follows:

Leasehold improvements	10 065,090
Equipment	1 790 294
Software	101,172
Furniture and fixtures	851,582
	12,808,138
Accumulated depreciation and amortization	(3 927 825)
	$ 8,880,313

4.   **Regulatory Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of a minimum net capital of $250,000. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined by the SEC and FINRA. At December 31, 2025, the Company had net capital of $97,958,826, which was $97,708,826 in excess of the minimum net capital required by SEC Rule 15c3-1.The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliates or U.S. clearing broker. The Company also receives transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The operations of the Company do not include directly or indirectly receiving, holding, or otherwise owing funds or securities for or to customers. The Company has claimed an exemption from SEC Customer Protection Rule 15c3-3 ("Rule 15c3–3") under Section (k)(2)(i) and (ii). The Company also files an exemption report for the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073.

5.   **Receivable from Clearing Organizations**

Receivable from clearing organizations include amounts receivable from unsettled trades, accrued interest receivables and cash deposits. The Company trades are cleared through a clearing firm and settled daily between the clearing firm and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period of time. In December 2025, due from clearing organizations was $33,197,024. Historically, the clearing firm has demonstrated the ability to continuously, without delay or interruptions, make the Company's cash balances available to the Company and no credit losses were recognized during the year. The Company continually reviews the credit quality of its counterparties and clearing firms.

The Company clears its customer transactions through other broker-dealers on a fully disclosed basis.

The Company acts as a chaperone broker-dealer on behalf of its foreign broker-dealer affiliates in accordance with SEC Rule 15a-6. As such, the Company is required to m21aintain books and records that identify open trades and failed transactions. Additionally, the Company is required to take a net capital charge for failed transactions, even if the foreign broker-dealer is required to take a fails charge under foreign law. The Company records all chaperoned failed-to-deliver trades as an

asset and the corresponding failed-to-receive trades as a liability on the Statement of Financial Condition. See Note 13 for further details on related party transactions.

6. **Income Taxes**

The Company computes its provision for income taxes using the benefit for loss basis as described in Note 2.

The components of the provision for income taxes for the year ended December 31, 2025, are as follows:

	Current	Deferred	Total
Foreign	$ 1,882,514	$ –	$ 1,882,514
Federal	8,528,763	(790,401)	7,738,352
State and local	655,468	1,513,871	2,169,339
	$ 11,066,735	$ 723,470	$ 11,790,205

The components of the deferred tax assets / (liabilities) are as follows:

Deferred tax assets:	
Lease Adjustment	$ 6,557,221
Deferred compensation	4,973,927
Depreciation & amortization	631,045
Deferred tax liability:	
Deferred Rent	(672,453)
Net deferred tax assets	$ 11,489,740

Management has evaluated the Company's ability to realize the deferred tax asset and has concluded that it is more likely than not that it can be recognized. For the year ended December 31, 2025, the Company does not have a valuation allowance recorded against its deferred tax assets.

The Company's federal, New York State, New York City, Connecticut, California, and Massachusetts 2022-2025 tax returns are open to examination by the taxing authorities of each respective jurisdiction.

Disclosed below is a summary of income taxes paid by jurisdiction for the year ended December 31, 2025:

Federal	$	5,900,000
Massachusetts		68,872
Connecticut		25,130
Total Income Taxes Paid	$	5,994,002

7. Employee Benefit Plans

The Company sponsors a defined contribution 401(k) plan ("the Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

8. Deferral Bonus Program

The Company's ultimate parent (Itaú-Unibanco), operates a cash bonus deferral program. Under the program a portion of an individual's bonus over a certain threshold amount is deferred and vests over a 3-year period, payable in three annual payments over the next three years. Deferred amounts granted to Managing Directors ("MDs") are either converted to Phantom Shares or an interest bearing account. Deferral amounts are also granted to certain MDs electing to participate in the parent Company's Phantom Share-linked Instruments Program (see Note 9). An individual with a deferral must be an employee of the Company on (unless the Company and the employee have agreed otherwise) each vesting date to be eligible to receive payment.

9. Phantom Share-linked Instruments Program

Certain elected MDs are entitled to invest a percentage of their cash and deferred bonus to receive a future cash amount linked to the market value of preferred shares of Itaú Unibanco (ITUB4) at a vesting date in accordance with stipulated vesting conditions. These awards are referred to as "Phantom Shares". With respect to the deferred portion acquired, 1/3 shall have a vesting period of 1 year, 1/3 shall have a vesting period of 2 years and 1/3 shall have a vesting period of 3 years, all calculated from the grant date. Additionally, the Company matches the net cash equivalent of the employees' investment (own and deferred) at a ratio of 150%. "Own" refers to an employee cash bonus which they elect to invest in the program, vesting immediately upon election. Employees earn this "matching" as these vest 50% over 3 years and the remaining 50% over the succeeding 5 years. When employees are terminated or choose to retire, they generally forfeit the unvested portions.

Payments relating to the own and deferred Phantom Shares are made 3 years (50%) and 5 years (50%) from the grant date. Payments for the matched Phantom Shares are made 5 years (70%) and 8 years (30%) from the grant date. The employee is not entitled to any shares in kind; all payments are made in cash.

The Company measures compensation cost related to the share-linked instruments by calculating the mark-to-market value of the granted shares based on the closing price of Itaú Unibanco preferred shares at December 31, 2025.

10. Commitments and Contingencies

The Company leases office space under non-cancelable operating leases with third parties. The office space lease agreement, in addition to base rent, is subject to escalation based on certain costs incurred by the landlord. The annual expense incurred is generally in excess of the minimum annual rental commitment due to additional utility and maintenance charges allocated to the Company under the terms of the lease.

7

Minimum future lease commitments under non-cancelable leases at December 31, 2025 are as follows:

Year	Amount
2026	10,617,374
2027	10,617,374
2028	10,617,374
2029	10,626,199
Thereafter	7,983,231
Total commitments	$ 50,461,553

Rent expense for the year ended December 31, 2025 was $4,119,941, which is included in the Occupancy line of the Statement of Income.

The Company has two collateralized stand-by letters of credits (SBLC) issued by a third-party bank, one due in September 2026 and the other due in December 2026. Both SBLCs are on deposit with the respective landlords totaling $3,941,286 and is recorded in restricted cash on the Statement of Financial Condition.

The Company has future commitments for deferred bonuses totaling $1,281,971 as of December 31, 2025, as disclosed in Note 8.

11. **Leases**

The Company leases an office at 599 Lexington Avenue ("599 LEX"). The Company recognizes a lease liability and a right of use (ROU) asset at the assignment date of the lease. The lease liability is initially and subsequently recognized based on the present value of the remaining minimum lease payments discounted at the incremental borrowing rate. The implicit rate of this lease is not readily determinable therefore the Company uses an incremental borrowing rate calculated based on the information available at the time of recording the lease liability. The Company's incremental borrowing rate is 4%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments). Lease cost for lease payments is recognized on a straight-line basis over the lease term. The remaining lease term is 9 years

ROU asset and lease liability related to 599 LEX for the year ended December 31, 2025 was $11,755,302 and $11,686,150 respectively, included in the Statement of Financial Condition.

The Company leases an office space at 767 Fifth Avenue ("GM"). The Company recognizes a lease liability and a ROU asset at the commencement date of the lease. For this lease, the Company has elected to use the practical expedient to account for certain fixed non-lease components in the total liability. The implicit rate of this lease is not readily determinable therefore the Company uses an incremental borrowing rate calculated based on the information available at the time of recording the lease liability. The Company's incremental borrowing rate is 4%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The remaining lease term is 4 years.

ROU asset and lease liability for the GM lease for the year ended December 31, 2025 was $6,868,915 and $33,163,509 respectively, included in the Statement of Financial Condition.

12. **Off-Balance Sheet Risk**

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions to a third-party clearing broker and all of its customer international transactions to a third-party clearing broker and affiliated clearing broker, which are not reflected in these financial statements (except for failed-to-deliver and failed-to-receive), who clear such transactions on a "fully disclosed" basis. The third party and/or affiliated clearing broker may charge the Company for introduced client nonperformance, pursuant to the terms of these agreements. As the right to charge the Company has no maximum amount and applies to all trades executed and/or cleared through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2025, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

13. **Related Party Transactions**

The Company enters into certain transactions and service arrangements with affiliates which are subject to service level agreements. All of these affiliates, which include offshore broker-dealers and banking institutions, are beneficially owned by the ultimate parent Itaú Unibanco. In addition, the Company executes, clears, and custodies certain of its securities transactions with affiliates. The Company at times is also referred underwriting transactions from the ultimate parent Itaú Unibanco. There were no transactions denominated in foreign currencies during the year.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2025:

Assets	
Cash	$418,450,383
Total cash	**418,450,383**
Receivables from affiliates	3,004,148
Total receivables	**3,004,148**
Liabilities	
Payables to affiliates	2,691,058
Total liabilities	$ **2,691,058**

14. **Legal Proceedings**

The Company is not involved in any lawsuits concerning matters arising in connection with the conduct of the Company's business.

15. **Subsequent Events**

The Company has evaluated subsequent events occurring after the Statement of Financial Condition date through February 27, 2026, the date the financial statements were available to be issued.